OFI Global Asset Management, Inc.

225 Liberty Street, 16th Floor

New York, New York 10281-1008

July 10, 2015

Via Electronic Transmission

Mr. Jay Williamson

U.S. Securities and Exchange Commission

Division of Investment Management

100 F Street, NE

Washington, DC 20549

Dear Mr. Williamson:

Thank you for your comments, dated May 29, 2015, to the registration statement on Form N-1A (“Registration Statement”) for Oppenheimer Global Multi-Asset Growth Fund (the “Registrant” or the “Fund”) filed on May 1, 2015. Our responses are below. For your convenience, we have included each of your comments in italics below, followed by our response. The captions used below correspond to the captions used in your comment letter.

General

1.	We note your intention to invest in a variety of derivatives. Please note that the Division of Investment Management has made a number of observations about derivatives-related disclosure by investment companies in a letter from Barry D. Miller, Associate Director, to Karrie McMillan, General Counsel, Investment Company Institute, dated July 30, 2010. Please review the observations set forth in that letter and revise your disclosure relating to your use of derivatives as appropriate.

We are familiar with the July 30, 2010 letter from Mr. Miller to the ICI. We have reviewed the derivatives disclosure in the Registration Statement and believe it to be consistent with the guidance provided in the letter.

Fees and Expenses of the Fund, page 3

2.	Please confirm the font size used to present your fee table and expense example complies with Rule 420 under Regulation C.

The Fund confirms that the font size used complies with Rule 420.

3.	Please revise the statement in footnote two that “[t]he Manager has contractually agreed to waive fees . . . in an amount equal to the indirect management fees incurred …” to be understandable to an average investor. Also, please confirm that this waiver is included in the last sentence “[t]hese fee waivers and/or expense reimbursements may not be amended or withdrawn …”

The Fund believes the terms and phrasing used in the disclosure are easily understood by the average investor. Thus, the Fund respectfully declines to revise the language. We confirm that the referenced waiver is included in the last sentence.

4.	Please revise the last sentence in footnote two to reference “one year from the date of effectiveness” instead of “one year from the date of the prospectus.”

“One year from the date of the prospectus” is used instead of “one year from the date of effectiveness” because these dates can be very different. This is often the case for a newly-registered fund – including this Fund– which may not launch (i.e., begin offering its shares to the public) on the same day that the Securities and Exchange Commission (“Commission”) grants it effectiveness. Due to market, operational, or other considerations, it could be a substantial period of time between the date that a fund’s registration statement is granted effectiveness and the date the fund actually launches. Furthermore, the average shareholder is likely unfamiliar with the term “effectiveness” as used in connection with a registration statement under the federal securities laws. The Fund’s approach is wholly consistent with the requirement under Instruction 3(d) to N-1A Item 3 to include a waiver/reimbursement in the fee table if it will be in place “no less than one year from the effective date.” Thus, the Fund believes the disclosure is appropriate as is.

5.	Please confirm that your example will only reflect the fee waiver and expense reimbursement for the initial duration of the agreement.

We confirm that the example only reflects the fee waiver/expense reimbursement for the initial duration (one year) of the agreement.

Principal Investment Strategies, page 3

6.	On page three you state you “primarily look for capital appreciation opportunities through equity securities” and also seek “to opportunistically invest in fixed income, commodities and alternative investment strategies when the portfolio managers believe the potential exists for enhancing capital appreciation.” (Emphasis added). The disclosure here and in response to Item 9 addresses multiple investment strategies including junk bonds, sovereign debt, REITs, derivatives, and commodities. Please revise your disclosure here and in response to Item 9 to more clearly articulate and differentiate principal and non-principal strategies and risks. To the extent that a strategy disclosed under Item 4 will only be engaged in opportunistically, please consider whether it should be relocated. See General Instruction C.3 (b) to Form N-1A and Item 9(b)(1), Instruction 2.

The Fund has considered the disclosure, to which you refer and has concluded that no revisions are necessary. That determination is informed by the definition of “strategy” under Form N-1A to include “any policy, practice, or technique” used to achieve the Fund’s objective[1], which is to “seek capital appreciation.”

The first sentence under “Principal Investment Strategies” indicates that the Fund “seeks to achieve its investment objective by investing in a broad range of equity securities, debt securities and other investment types.” The section also indicates that the portfolio managers “actively allocate the Fund’s assets across asset classes, investment strategies and types of securities with significant flexibility and at [their] discretion.” Thus, a principal “policy, practice or technique” used to achieve the Fund’s investment objective is the active seeking of opportunities in fixed income, commodities and alternative investment strategies to enhance capital appreciation, as described. The Fund also considered Form N-1A’s criteria for determining whether a particular strategy, including a strategy to invest in a particular type of security, is a principal investment strategy, which depends on the strategy’s anticipated importance in achieving the Fund’s investment objectives; how the strategy affects the Fund’s potential risks and returns; the amount of the Fund’s assets expected to be committed to the strategy; the amount of the Fund’s assets expected to be placed at risk by the strategy; and the likelihood of the Fund’s losing some or all of those assets from implementing the strategy. Consequently, the Fund does not believe that revision of the disclosure is necessary.

7.	We note your statement that you will normally invest in securities of issuers that are economically tied to at least three countries (including the US) and that you set forth multiple factors that you may consider in concluding an issuer is economically tied to a particular country. However, you use “including, but not limited to” language, do not specify how you will consider the factors listed, and it is unclear how your statement would apply to some of the investment types currently included in your prospectus. Please revise to more clearly describe the specific criteria the fund will use to determine an investment is economically tied to a particular country.

For the reasons explained below in our response to comment no. 8, we believe the disclosure clearly describes the criteria the Fund will use to determine when an investment is economically tied to a particular country and that Commission guidance contemplates that there may be times when criteria can be too restrictive and thus require some flexibility when making this determination. Therefore, given the level of specificity the Fund sets forth with its criteria and supporting Commission guidance, the Fund does not believe use of the term “including, but not limited to,” is inappropriate or misleading.

Additionally, with respect to how the Fund “will consider the factors listed,” the Fund believes that an average shareholder would easily understand that the language “[a] determination that an issuer is economically tied to a non-U.S. country is based on [the following] factors . . . ” indicates that the portfolio management team will apply the specified criteria to the specific characteristics and facts of each issuer and render a determination, notwithstanding the type of security it is. For the reasons stated, the Fund respectfully declines to revise the disclosure.

8.	On page four you indicate one of the factors you will consider in determining whether an investment is economically tied to a particular country is “whether it receives revenues or profits from goods produces or sold from, or investments made or services performed in, that country.” Please disclose a quantitative threshold, such as a “majority of” or “more than 50% of” for this statement.

The Commission has addressed this comment in its adopting release for Rule 35d−1.[2] There, the Commission expressly rejected a provision to the rule that was substantially the same as the language this comment requests the Fund to add. The proposed provision would have required a fund, for purposes of satisfying the rule with respect to an investment in certain countries or a geographic region, to invest in “securities of issuers that, during the issuer's most recent fiscal year, derived at least 50% of their revenues or profits from goods produced or sold, investments made, or services performed in the country or region suggested by the company's name or that have at least 50% of their assets in that country or region” (this provision, in both its precise and substantially similar forms, is referred to herein as the “50% test”). In explaining the reason for its rejection, the Commission was clear when it wrote:

“[T]the specific criteria would be too restrictive because there may be additional securities that would not meet . . . . the criteria but would expose an investment company to the economic fortunes and risks of the country or geographic region indicated in the company's name . . .

The disclosure approach that we are adopting will allow an investment company the flexibility to invest in additional types of investments that are not addressed by the . . . proposed criteria, but expose the company's assets to the economic fortunes and risks of the country or geographic region indicated by its name.”

In so writing, the Commission understood well that such a test could be too restrictive. In fact, its guidance provided investment companies with an example of a case where a foreign stock index futures contract very well “could expose the Fund to the economic fortunes and risks of the geographic region,” yet fails the 50% test.[3]

We agree with the Commission’s “disclosure approach, and believe our disclosure is wholly consistent therewith and provides the investor with an appropriate level of specificity provided by the Standard under Rule 35d−1. .

In light of the flexibility inherent in the Commission’s disclosure approach, i.e, that the 50% test is neither a per se requirement, nor a strategy so core to the management of the this Fund that we deem it to be a “principal investment strategy,” we believe that it would be inappropriate to build such a test into the Fund’s principal investment strategy.

9.	On page four you include a statement that “[t]here can be no assurance … that the Sub-Adviser’s credit analysis is consistent or comparable with the credit analysis process used by a nationally recognized statistical rating organization.” Please relocate this statement to your risk disclosure.

The sentence to which you refer is already also located in a discussion of risks under “Unrated Securities” on page 14 of the prospectus.

10.	On page four you state that “[t]here are no restrictions on where the Fund may invest geographically or on the amount of the Fund’s assets that can be invested in either U.S. or foreign securities …” This statement is inconsistent with existing disclosure and the use of “Global” in your name and should be revised to reflect that you will invest significantly in companies organized or located in multiple countries outside the United States or doing a substantial amount of business in multiple countries outside the United States.

The Commission has explicitly said that the term “global” is not subject to Rule 35d-1. The Fund acknowledges however that the Commission “would expect . . . that investment companies using [the term “Global” in its name] will invest their assets in investments that are tied economically to a number of countries throughout the world.”[4] The Fund fully intends to invest in the manner it discloses with respect to diversification across countries.

Against that context, we do not see the two statements you contrast as inconsistent. Importantly, the Commission has said that the term "global" connotes diversification among investments in a number of different countries, not a certain investment amount. Consistent with Commission expectations, the Fund discloses that “under normal market conditions, the Fund will invest. . . in securities that are economically tied to a number of countries throughout the world” and that the “Fund normally invests in securities of issuers that are economically tied to at least three countries.” (Emphasis added here). However, there may be instances or circumstances where market, economic, political or other conditions are deemed not to be normal by the portfolio managers and prudent investment management would dictate that, even but for a temporary or defensive period, investments be allocated to two or even one country. In this regard, the Fund does not impose a hard restriction on such investment and we believe that shareholders are better informed by being made aware of that fact. Again, we note that under normal market conditions, the Fund fully intends to invest in the manner it discloses.

11.	On page four you state you may invest in other types of investments “including, but not limited to currency-related investments and precious and other metals-related investments.” Please clarify what sorts of investments you are referring to here.

We deleted the language “other types of investments including, but not limited to.”

12.	On page eight you state the “Fund utilizes alternative investment strategies” however it is unclear how and where you have told investors what these strategies are or how they help the Fund achieve its investment objective. Please revise or advise.

In the section under which the language you refer is located, “Risks of Alternative Asset Strategies,” we define alternative strategies as those which the “portfolio managers expect to result in performance that does not correlate with the performance of traditional asset classes, such as equity and fixed income.” The Fund’s definition is very similar to the definition of Commission staff and others in the industry, which generally encompasses non-traditional asset classes and non-traditional strategies (such as long/short equity positions) that generally seek to produce positive risk-adjusted returns that are not closely correlated to traditional investments or benchmarks.[5]

In light of the above definition, the Fund discloses that it may use asset classes often considered to be alternatives, such as energy master limited partnerships (MLPs), certain commodity investments, and REITs, event-linked “catastrophe” bonds and other insurance-linked bonds, or may use such asset strategies often considered alternative such as long/short strategies, all of which are we discuss in the Principal Strategies section of the prospectus. Additionally, the Principal Investment Strategies tells shareholders how these investments and strategies will be used by explaining that part of the Fund’s principal investment strategies are to “opportunistically invest in . . . alternative investment strategies when the portfolio managers believe the potential exists for enhancing capital appreciation” ; that the Fund can “invest to manage risk, volatility and other portfolio characteristics;” and that “the Fund generally aims to provide risk-adjusted growth efficiently while mitigating downside risk and volatility.”

More About the Fund, page 11

13.	Starting on page 11 you present approximately 20 pages of disclosure addressing various types of investments, strategies, and attendant risks. While the General Instructions permit additional information in response to Item 9, General Instruction C.3(b) also cautions against providing too much information as it may obscure or impede investor understanding of the required information. Please review your disclosure to ensure it is appropriately concise and informs investors about your principal investment strategies and risks to your portfolio as a whole.

We have reviewed the referenced disclosures and believe them to be appropriately concise and inform investors about the principal investment strategies and risks to the portfolio as a whole.

14.	On page 20 you disclose that the Fund “can invest in private equity and debt instruments, including traditional private equity control positions …” Please tell us about your intentions to invest in private equity and control positions. In responding, please tell us how you plan to address various legal and accounting issues, such as liquidity, valuation, and whether to consolidate your control position for financial statement purposes. Alternatively, please remove references to investing in private equity and control positions.

The Fund can invest in private equity and debt investments, including traditional private equity control positions, consistent with its strategy of actively seeking to opportunistically invest to enhance capital appreciation (as described in our response to Comment No. 2). Under normal market conditions, the fund does not intend to hold significant positions in these investments, and even less so in controlling positions. Any such investments would be subject to the Fund’s 15% limitation on illiquid securities and its liquidity and fair value pricing procedures. The Fund reads Regulation S-X Rule 6-03(c)(1)(i) to provide a clear prohibition on the consolidation of financial statements of companies other than investment companies.

15.	On page 22 you refer to identifying liquid assets to cover certain call options. Please clarify whether the identified liquid assets will be segregated.

Identified liquid assets will be segregated, which is explained in detail in the SAI under “Asset Coverage for Certain Investments and Trading Practices,” “Put and Call Options,” and “Put and Call Options on Futures.” The Fund believes this level of detailed explanation is best disclosed in the SAI.

16.	On page 29 you reference “Investments in Pooled Investment Entities that Invest in Loans.” If this is a reference to collateralized loan obligations (CLOs), state so.

The reference to “Investments in Pooled Investment Entities that Invest in Loans” is intended to be a reference to CLOs.”

17.	On page 31, under “Changes to the Fund’s Investment Policies,” revise to provide investors 60 days’ notice if you change your investment policy.

The Fund’s name does not subject it to Rule 35d-1. Consequently, the Fund is not subject to an 80% investment policy that would require shareholders be notified 60 days prior to a change in that policy. The Fund intends to comply with the filing requirements established by Rules 485, 497 and 498 for purposes of implementing material changes, and will provide notice to shareholders regarding such changes accordingly.

About the Fund’s Wholly-Owned Subsidiary, page 33

18.	We note the disclosure on page 33 and elsewhere concerning your Cayman Island subsidiary and its proposed activities. In order to assist in our review of your filing, please tell us where you have:
•	disclosed that the Fund complies with the provisions of the Investment Company Act governing investment policies (Section 8) and capital structure and leverage (Section 18) on an aggregate basis with the Cayman Islands subsidiary;
•	disclosed that each investment adviser to the Cayman Islands subsidiary complies with provisions of the Investment Company Act relating to investment advisory contracts (Section 15) as an investment adviser to the fund under Section 2(a)(20) of the Investment Company Act. If the same person is the adviser to both the Fund and the Cayman's sub, then, for purposes of complying with Section 15(c), the reviews of the fund's and the Cayman sub's investment advisory agreement may be combined;
•	filed the investment advisory agreement between the Cayman Islands subsidiary and its investment adviser;
•	disclosed that the Cayman Islands subsidiary complies with provisions relating to affiliated transactions and custody (Section 17) and identified the custodian of its assets;
•	disclosed the Fund's basis for determining that undistributed income from the Cayman Islands subsidiary is qualifying income, such as an opinion of counsel; and,
•	disclosed that the financial statements of the Cayman Islands subsidiary will be consolidated with those of the Fund.

Also, please confirm to us that (1) the Cayman Islands subsidiary's expenses will be included in the Fund's prospectus fee table; (2) the Cayman Island subsidiary and its board will agree to designate an agent for service of process in the United States; (3) the Cayman Island subsidiary and its board will agree to inspection of its books and records by the staff.

Under the section “ABOUT THE FUND’S WHOLLY-OWNED SUBSIDIARY” in the prospectus, the Fund discloses that the investment adviser and sub-adviser are respectfully, the same for both the Fund and the Subsidiary, and that the investment adviser and sub-adviser provide the Subsidiary with the same type of management and sub-advisory services, under the same terms, as are provided to the Fund. That section also discloses that the, “Subsidiary is managed pursuant to compliance policies and procedures that are the same, in all material respects, as those adopted by the Fund. As a result, in managing the Subsidiary’s portfolio, the Manager and Sub-Adviser are subject to the same investment policies and restrictions that apply to the management of the Fund, and, in particular, to the requirements relating to portfolio leverage, liquidity, brokerage, and the timing and method of the valuation of the Subsidiary’s portfolio investments and shares of the Subsidiary. This section also makes clear to shareholders that the Subsidiary has entered into a separate contract with the same custodian that the Fund uses for custody services and that the financial statements of both the Fund and the Subsidiary will be consolidated in its annual report.

Additionally, in the section “Pricing of the Subsidiary” in the fund’s prospectus, the Fund discloses that “the valuation procedures described . . .. for the Fund are the same used in valuing the Subsidiary’s portfolio investments and shares of the Subsidiary.” In “Risks Of Investments In The Fund’s Wholly-Owned Subsidiary” in the Prospectus, the Fund discloses that “[t]he Fund intends to receive an opinion of counsel that the Internal Revenue Service should regard income from the Fund’s investment in the Subsidiary as “qualifying income” for purposes of Subchapter M.” The section titled “Investment in the Wholly-Owned Subsidiary” in the SAI discloses the same information. Furthermore, the section titled “Investment Restrictions – Other Fundamental Investment Restrictions” in the SAI provides, “the Subsidiary will also follow the Fund’s fundamental and non-fundamental investment restrictions, described above, with respect to its investments.”

With respect to your second bullet, the Fund represents that it complies with Section 15(c) and intends to continue to do so, but is unaware of a requirement in Form N-1A or elsewhere to disclose that it does so in its prospectus and believes such disclosure obscure and unnecessary for fund investors.

The Fund has filed the investment advisory agreement between the Cayman Islands subsidiary and its investment adviser with Pre-Effective Amendment No. 1, to which this response letter relates.

On page 26 of the Fund’s SAI, the Fund discloses, “[I]in managing the Subsidiary’s portfolio, the Manager and Sub-Adviser will be subject to the same investment policies and restrictions that apply to the management of the Fund, and, in particular, to the requirements relating to portfolio leverage, liquidity, brokerage, and the timing and method of the valuation of the Subsidiary’s portfolio investments and shares of the Subsidiary.”

We confirm that the Subsidiary’s expenses will be included in the Fund's fee table; the Subsidiary and its board will agree to designate an agent for service of process in the United States; and the Subsidiary and its board will agree to inspection of its books and records by the staff.

19.	We note your disclosure on page 33 that “it is currently expected that shares of the Subsidiary will not be sold or offered to other investors. If at any time in the future, the Subsidiary proposes to offer or sell its shares to any investor other than the Fund, shareholders will receive 60 days’ prior notice of such offer or sale and this prospectus will be revised accordingly.” Please tell us why you have included this disclosure and how you will address each of the points raised in the immediately preceding comment in the event that the Subsidiary does sell shares. Also, please tell us whether there would be any tax or other regulatory consequences associated with an offering by your wholly- owned subsidiary.

The Fund will be the sole shareholder of the Subsidiary. As disclosed in the prospectus, it does not currently expect shares of the Subsidiary to be sold or offered to other investors. Furthermore, the Fund currently foresees no circumstance in which shares of the Subsidiary would be sold or offered to investors. The disclosure about 60 days’ notice was in response to comments of the SEC staff in connection with an Oppenheimer fund launched in 2006. However, we agree that the disclosure is not necessary and have deleted it.

We note that the various sections in the prospectus, including the “Principal Investment Strategies” and in the SAI, including “Tax Considerations with Respect to the Subsidiary,” as well as the sections referenced in our response to comment no. 18, discuss the features and risks associated with the Subsidiary as contemplated in the manner the Fund as sole shareholder, intends to use it. Consequently, the Fund does not believe it necessary to address, hypothetically, how the points raised in the immediately preceding comment and response would be addressed or whether there would be tax or other regulatory consequences associated with the offering of the Subsidiary’s shares.

More About Your Account, page 34

20.	Please revise your fee table disclosure to address the Class A Contingent Deferred Sales Charge.

The Fund believes that it could be misleading to shareholders to display both the front-end sales charge and CDSC for Class A shares in the fee table, since no shareholder would be charged both a maximum front end sales charge of 5.75% and a CDSC of 1.00%. The Fund believes that the fee table appropriately reflects the maximum percentage of shareholder fees that could be experienced by a typical Class A shareholder and that it is appropriate to address the 1.00% CDSC – which only applies to those few Class A shareholders that invest $1,000,000 or more (i.e., pay no front-end sales charge) and sell such shares within 18 months of the purchase date – in the section of the statutory prospectus describing Class A shares. Consequently, the Fund respectfully declines to change the CDSC listed in the fee table for Class A to "1.00%."

21.	On page 36 you state that the Class C shares are subject to an asset-based sales charge. Please confirm that this will be reflected in your fee table.

We confirm that the asset-based sales charge is reflected in the fee table.

Taxes, page 45

22.	On page 45 you state that you intend to qualify as a RIC but reserve the right not to so qualify. Please clarify what notice you will give investors if you change your intention to qualify as a RIC.

The Fund’s SAI provides shareholders with a comprehensive discussion of the implications of failing to qualify as a RIC. However, the Fund intends and expects to qualify as a RIC; and does not foresee a circumstance where that intention or expectation would change. If at some point the Fund intends to no longer qualify as a RIC, it would provide shareholders with the appropriate notice.

Statement of Additional Information

The Fund’s Main Investment Policies, page 1

23.	On page 16 you refer to investing in “hedge funds” and private equity funds. Please tell us your intended scope of activities with respect to investments in hedge funds.

The Fund may invest in the securities of “hedge funds” and private equity funds as a way to obtain investment exposure to an asset class, investment strategy or security type. The Fund’s investments in hedge funds or private equity funds are not deemed to be part of the Fund’s principal investment strategies and would be subject to any limitations that would be imposed by the Investment Company Act.

Investment Restrictions, page 36

24.	Item 16(c)(1)(iv) refers to concentration in a particular industry or group of industries. However, your statement only addresses “concentration in any one industry.” Please revise.

Item 16(c) of Form N-1A provides that the Fund describe its policy with respect to concentrating investments in a particular industry or group of industries. The Investment Company Act does not define what constitutes "concentration" in an industry or group of industries. However, consistent with SEC guidance, Instruction 4 to Item 9(b) of Form N-1A clearly indicates that the “more than 25%” definition of “concentration” applies to both a particular industry or a group of industries. Thus, the Fund is of the view that if a fund may not concentrate its investments in one particular industry, then by virtue of that restriction and without specifically so stating, it also may not concentrate in a particular group of industries. Consequently, we do not believe that revision is necessary and, if added, has the potential to confuse.

Part C

Exhibits

25.	We note you have not filed several required exhibits. Please note that we review and frequently comment upon these exhibits. Please plan accordingly.

Exhibit 99.A

26.	We note Section 8.9 of your Declaration of Trust purporting to establish procedural and substantive limitations on a shareholder’s ability to bring a derivative action. Please revise your disclosure to address this provision in clear and understandable language and refile a corrected Declaration of Trust that includes paragraph (a). In this respect paragraphs (a) and (b) are not listed under Section 8.9 even though paragraphs (c), (d), and (e) refer to paragraph (a). In addition, please:
•	tell us the legal basis under state law and, if applicable – federal securities law, for including such provision;
•	clarify whether this provision applies to actions brought under the securities laws and, if so, tell us why this is consistent with the anti-waiver provisions of Section 14 under the Securities Act; and,
•	disclose the degree to which you believe such provision is, or will continue to be enforceable.

We have re-filed the Declaration of Trust, which now appropriately reflects the correct numbering of the provisions. Upon consideration of your comment, the Fund believes that the language of Section 8.9 is clear and understandable. Consequently, we have made no revisions. Additionally, the Fund cites as the legal basis for the provision Section 3816(e) of the Delaware Statutory Trust Act (beneficial owner's right to bring derivative action may be subject to additional standards and restrictions set forth in the trust’s governing instrument); see also in support Hartsel vs. The Vanguard Group, C.A. No. 5394-VCP (Del. Ct. Ch., June 15, 2011), at n. 139 and supporting text.

The Fund is not aware of a reason to believe that Section 3816(e) of the Delaware Statutory Trust Act is not currently enforceable (particularly in light of the Hartsel case). The Fund’s Declaration of Trust is statutorily required instrument governing the Fund as a Delaware statutory trust organized under the laws of that state. It is not intended to deprive a shareholder of any rights under federal securities laws. However, the Fund is in no position, and does not believe it necessary to address on a hypothetical basis how a court of proper jurisdiction would enforce the provision in an action brought under federal securities laws. Similarly, the Fund is in no position to discuss the degree to which the provision will continue to be enforceable in the future.

27.	Please advise us whether Section 8.11’s waiver of jury trial provision will impact shareholder’s rights under the securities laws.

For the reasons discussed above in response to comment no. 28, the Fund is in no position, and does not believe it necessary to address on a hypothetical basis how Section 8.11’s would impact shareholder’s rights in an action brought under federal securities laws.

The Fund hereby acknowledges that (i) should the Commission or the staff, acting pursuant to delegated authority, declare the filing effective, it does not foreclose the Commission from taking any action with respect to the filing; (ii) the action of the Commission or the staff, acting pursuant to delegated authority, in declaring the filing effective, does not relieve the Registrant from its full responsibility for the adequacy and accuracy of the disclosure in the filing; and (iii) the Registrant may not assert this action as defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

Please direct any questions you may have regarding the Registration Statement or this letter to the undersigned at:

Taylor V. Edwards
OFI Global Asset Management, Inc.
225 Liberty Street, 16th Floor
New York, New York 10281-1008
212-323-0310
tedwards@ofiglobal.com

Sincerely,

/s/ Taylor V. Edwards
Taylor V. Edwards
Vice President & Senior Counsel

cc:	Arthur S. Gabinet, Esq.
Cynthia L Bessette, Esq.
Ed Gizzi, Esq.
Kramer Levin Naftalis & Frankel LLP

[1] Instruction 1 to N-1A Item 9(b)(1).

[2] Investment Company Names, Rel. No. IC-24828 (January 17, 2001) (“Adopting Release”).

[3] Adopting Release, note 26.

[4] Adopting Release, n. 42 and related text.

[5] See e.g., Remarks to the Practising Law Institute, Private Equity Forum, by Norm Champ, Director, Division of Investment Management (New York, NY, June 30, 2014) (While there is no clear definition of alternative, an alternative mutual fund is generally understood to be a fund whose primary investment strategy uses non-traditional asset classes (for example, currencies), (2) non-traditional strategies (such as long/short equity positions), and/or (3) illiquid assets (such as private debt). These investment strategies generally seek to produce positive risk-adjusted returns (or alphas) that are not closely correlated to traditional investments or benchmarks).